Mail Stop 4561

September 11, 2009

Jeffery Cocks
President
Northern Empire Energy Corp.
118 8th Ave. NW
Calgary, Alberta T2M 0A4, Canada

Dear Mr. Cocks:

     We have completed our review of your Item 4.01 Form 8-K/A and your response letter filed on September 4, 2009 in response to the issues raised in our letter dated September 2, 2009 and do not, at this time, have any further comments.

     Sincerely,

     Craig Wilson
     Senior Assistant Chief Accountant